TNL mediagene

VOTE

C123456789

000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext
000000000.000000 ext 000000000.000000 ext

ENDORSEMENT_LINE______________ SACKPACK_____________

000001

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Online
Go to **www.envisionreports.com/TNMG** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money!
Sign up for electronic delivery at www.envisionreports.com/TNMG

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2025 Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR Proposals 1 – 7, including all the nominees listed.

+

Proposal	For	Against	Abstain
Proposal 1 Increase In authorized share capital from US $50,000 (500,000,000 shares) to US $500,000 (5,000,000,000 shares)	☐	☐	☐
Proposal 2 Adoption of Amended and Restated Memorandum and Articles of Association (Annex A to the Proxy Statement)	☐	☐	☐
Proposal 3 Election of Marcus Brauchli (Class I Director) and Priscilla Han (Class II Director) as directors (conditional on Proposal 2)			
Marcus Brauchli (Class I Director)	☐	☐	☐
Priscilla Han (Class II Director)	☐	☐	☐
Proposal 4 Approval of authority to implement share consolidation (Reverse Share Split) 1-for-2 to 1-for-100	☐	☐	☐
Proposal 5 Adoption of Further Amended and Restated Memorandum and Articles of Association (conditional on Proposal 4)	☐	☐	☐
Proposal 6 Approval of authority to issue up to 500 million shares (conditional on Proposal 1; pre-consolidation basis and adjustable after share consolidation in Proposal 4)	☐	☐	☐
Proposal 7 Approval of authority to adjourn the AGM if necessary	☐	☐	☐

C 1234567890 JNT
1 U P X 6 5 9 3 5 6

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

+

046CXE

The 2025 Annual Meeting of Shareholders of TNL Mediagene will be held on
November 25, 2025 at 9:30 a.m. EST, virtually via the internet at meetnow.global/MLQJ4GF.

To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders.
The material is available at: www.envisionreports.com/TNMG

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/TNMG

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.▼

TNL Mediagene

Notice of 2025 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — November 25, 2025

The chairperson of the Annual General Meeting of Shareholders, with the power of substitution, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of TNL Mediagene to be held on November 25, 2025 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR Proposals 1 – 7, including all the nominees listed.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

C Non-Voting Items

Change of Address — Please print new address below.	**Comments** — Please print your comments below.